SECU 06002555 SSION

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 2 3 2006 BRANCH OF REGISTRATIONS AND EXAMINATIONS

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 40096

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Griswold Company Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Broadway - 27th Floor

(No. and Street)

New York, (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Sieczkowski, CFO 212-509-2100

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Tarlow & Co., C.P.A., P.C. d/b/a Tarlow & Co., C.P.A.'S

(Name – *if individual, state last, first, middle name*)

7 Penn Plaza (Address) New York (City) NY (State) 10001 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 09 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Robert H. McCooey, Jr. , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Griswold Company Incorporated , as of December 31, 2005 , 20 05 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAUREN KEHOE
NOTARY PUBLIC-STATE OF NEW YORK
No. 01KE6136980
Qualified in Kings County
My Commission Expires November 14, 2009

2/21/06
Notary Public

Signature

President/CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE GRISWOLD COMPANY, INC.

ANNUAL REPORT

DECEMBER 31, 2005

THE GRISWOLD COMPANY, INC.

TABLE OF CONTENTS

TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION

7 Penn Plaza, Suite 804, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of
The Griswold Company, Inc.

We have audited the accompanying statement of financial condition of The Griswold Company, Inc. as of December 31, 2005, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Griswold Company, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tarlow & Co., C.P.A.'s

New York, New York
January 19, 2006

THE GRISWOLD COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 1,254,577	
Securities owned - at market value	314,674	
Commission receivable	1,794,996	
Receivable from clearing broker	873,717	
Other receivables	6,268	
Exchange memberships owned by the Company, at cost (market value $10,750,000)	3,032,500	
Property and equipment, net	40,102	
Other assets	266,519	
Total assets		$ 7,583,353

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$ 2,361,042	
Other liabilities	810,529	
Total liabilities		$ 3,171,571
Commitments and contingent liabilities		
Liabilities subordinated to the claims of general creditors		1,320,000
Stockholders' equity		
Common stock - Class A, voting, $.004 par value; authorized 4,000,000 shares, issued 3,010,000 and outstanding 2,510,000 shares	12,040	
Common stock - Class B, nonvoting, $.004 par value; authorized 6,000,000 shares, issued 1,069,842 shares and outstanding 992,260 shares	4,279	
Additional paid-in capital	2,622,961	
Treasury stock, voting, 500,000 shares; nonvoting, 77,582 shares at cost	(1,084,310)	
Retained earnings	1,536,812	
Total stockholders' equity		3,091,782
Total liabilities and stockholders' equity		$ 7,583,353

The accompanying notes are an integral part of these financial statements.

THE GRISWOLD COMPANY, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2005

Revenue:		
Commissions	$ 16,965,351	
Interest	19,903	
Other	26,797	
Total revenue		$ 17,012,051
Net gain from investment transactions in securities		14,197
Expenses:		
Employee compensation and benefits	10,823,415	
Exchange fees, clearance charges and other brokerage costs	3,554,493	
Professional fees	190,071	
Seat leases	541,998	
Interest	61,632	
Travel, meals and entertainment	511,482	
Communications	104,000	
Occupancy	284,081	
Charitable contributions	123,587	
Insurance	584,282	
Other	321,726	
Total expenses		17,100,767
Loss before income tax expense		(74,519)
Income tax expense		47,361
Net loss		$ (121,880)

The accompanying notes are an integral part of these financial statements.

THE GRISWOLD COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2005

	Common Stock				Additional			Retained	
	Class A - Voting		Class B - Nonvoting		Paid-In	Treasury Stock			
	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Earnings	Total
Balance, December 31, 2004	3,010,000	$ 12,040	892,838	$ 3,571	$2,444,895	561,834	$(1,061,633)	$ 1,852,182	$3,251,055
Net loss								(121,880)	(121,880)
Distributions								(193,490)	(193,490)
Common stock issued 177,004 shares - Class B			177,004	708	178,066				178,774
Treasury stock purchased 15,748 shares - Class B						15,748	(22,677)		(22,677)
Balance, December 31, 2005	3,010,000	$ 12,040	1,069,842	$ 4,279	$2,622,961	577,582	$(1,084,310)	$ 1,536,812	$3,091,782

The accompanying notes are an integral part of these financial statements.

THE GRISWOLD COMPANY, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2005

Subordinated debentures payable at December 31, 2004	$ 1,810,000
Repayment of subordinated debentures payable	490,000
Subordinated debentures payable at December 31, 2005	$ 1,320,000

The accompanying notes are an integral part of these financial statements.

THE GRISWOLD COMPANY, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:		
Net loss	$ (121,880)	
Adjustment to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization	58,040	
Non-cash stock compensation	178,774	
(Increase) decrease in operating assets:		
Commissions receivable	(196,543)	
Securities owned – at market	33,155	
Receivable from clearing broker	(223,635)	
Other receivables	199	
Other assets	24,694	
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	824,064	
Other liabilities	221,239	
Net cash provided by operating activities		$ 798,107
Cash flows from investing activities		
Property and equipment	(34,255)	
Purchase BSE seats	(12,500)	
Net cash used in investing activities		(46,755)
Cash flows from financing activities:		
Distributions to shareholders	(193,490)	
Repayment of subordinated debt	(490,000)	
Purchase of treasury stock	(22,677)	
Net cash used in financing activities		(706,167)
Net increase in cash and cash equivalents		45,185
Cash and cash equivalents at beginning of year		1,209,392
Cash and cash equivalents at end of year		$ 1,254,577
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest		$ 65,819
Income taxes		$ 94,885

The accompanying notes are an integral part of these financial statements.

THE GRISWOLD COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

NOTE 1 - NATURE OF BUSINESS

The Griswold Company, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the New York Stock Exchange, Inc. (the "NYSE"); the Boston Stock Exchange (the "BSE"); the National Association of Securities Dealers (the "NASD") and the Securities Investor Protection Corporation (the "SIPC"). The Company earns commissions from activities transacted with other registered broker-dealers as well as non broker-dealer customers. The Company acts as an introducing broker.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) **Security transactions**
Security transactions (and related commission revenue and expense) are recorded on a trade-date basis. Publicly traded securities owned are stated at market value with unrealized gains and losses reflected in income.

b) **Use of estimates**
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) **Cash equivalents**
The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

d) **Property and equipment**
Property and equipment are stated at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the assets.

e) **Concentrations and credit risks**
The Company maintains cash in bank deposit accounts, which, at times, may exceed federally insured limits.

NOTE 3 - RECEIVABLE FROM CLEARING BROKER/ SECURITIES HELD AT BROKER

The Company conducts business with one clearing broker on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement.

THE GRISWOLD COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

NOTE 4 - RELATED PARTY TRANSACTIONS

On June 11, 2003, the company purchased 500,000 shares of the company's Class A common stock from a shareholder in exchange for cash, a note payable and other considerations totaling $950,000. The note bears interest at 2.96% per annum and is payable in annual installments of $150,000 plus interest through June 2007. The balance outstanding on the note at December 31, 2005 is $300,000. The liability is included on the balance sheet under liabilities subordinated to the claims of general creditors. Interest expense charged to operations was $11,100 for the year ended December 31, 2005.

On October 31, 2003, the company purchased a New York Stock Exchange membership from a shareholder in exchange for cash and a note payable totaling $2,000,000. The note bears interest at 3.5% per annum and is payable with an initial principal payment of $340,000 plus interest on October 31, 2004 and the balance in quarterly installments of $85,000 plus interest through October 2008. The balance outstanding on the note at Dcember 31, 2005 is $1,020,000. The liability is included on the balance sheet under liabilities subordinated to the claims of general creditors. Interest expense charged to operations was $41,170 for the year ended December 31, 2005.

The liabilities subordinated to the claims of general creditors have been approved by the NYSE for inclusion in computing the Company's net capital pursuant to the SEC's uniform net capital rule. Subordinated debt is withdrawable by the lender at stated maturity dates or withdrawal can be accelerated upon six months notice. Any subordinated debt can be repaid only if, after giving effect to such repayment, the company meets the SEC's capital regulations governing withdrawal of subordinated debt.

The Company leased two seats on the New York Stock Exchange from related parties. Rent paid to related parties was $130,167 for the year ended December 31, 2005.

NOTE 5 - COMMITMENTS AND CONTINGENT LIABILITIES

a) Lease commitments
The Company has an operating lease for office space expiring in July, 2014.

Minimum future lease payments are as follows:

Year ending December 31,

2006	$ 242,250
2007	242,250
2008	242,250
2009	277,083
2010	280,250
Thereafter	1,004,230
	$2,288,313

NOTE 5 - COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Rent expense for the year ended December 31, 2005 amounted to $250,991. The Company also has four New York Stock Exchange seat leases expiring through 2006 requiring aggregate future payments of $123,808.

b) **Brokerage activities**
In the normal course of business, the Company is engaged in various brokerage activities on an agency basis through a clearing broker. In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contractual obligations. Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

c) **Litigation**
In the normal course of business, the Company could be a defendant in lawsuits. The Company believes that any litigation currently pending is without merit and will not have a material effect on the Company's financial position.

NOTE 6 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member firm of the NYSE, BSE, and NASD, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC. The Company computes its net capital under the basic method permitted by the rule, which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $250,000, whichever is greater. At December 31, 2005, the Company had net capital of $807,270, which exceeded the requirement by $557,270.

NOTE 7 - EMPLOYEE BENEFIT PLANS

The Company maintains a noncontributory defined contribution profit-sharing plan and a 401(k) plan which include all eligible employees, as defined in the plans. Contributions to the plans are at the discretion of management. For the year ended December 31, 2005, $66,334 was contributed to the 401(k) plan and $502,519 was accrued for the profit-sharing plan.

NOTE 8 - LONG-TERM INCENTIVE PLAN

In 2003, the Company established The Griswold Company, Incorporated 2003 Long-Term Incentive Plan. Under the plan, employees may be granted up to a total of two million (2,000,000) shares of common stock in the form of restricted shares, options or stock appreciation rights. In 2004, employees of the Company were granted 685,020 restricted shares with a total market value at grant date of $658,000. Of the restricted shares granted, 137,004 shares vested immediately with the balance vesting over four years. Compensation expense related to restricted share awards amounted to $178,774 in 2005.

THE GRISWOLD COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

NOTE 9 - **LINE OF CREDIT**

At December 31, 2005, the Company had available a line of credit for $750,000 with no outstanding balance. The line bears interest at one half percent above prime. Collateral is a first lien on business assets including accounts receivable, furniture and fixtures.

NOTE 10 - **INCOME TAXES**

No provision for federal income taxes has been made as the Company has elected to be treated as an S Corporation for federal income tax purposes. As such, the Company is not liable for federal income tax payments. The Company is subject to state income taxes at reduced rates and local taxes

NOTE 11 - **SUBSEQUENT EVENT**

In January, 2006 the Company sold one of its New York Stock Exchange memberships for $3,600,000. The sale resulted in a realized gain of $1,600,000.

The two additional memberships owned by the Company will be exchanged for cash and common stock in NYSE Group, Inc., a company to be formed by the merger of The New York Stock Exchange, Inc. and Archipelago Holdings, Inc. In the proposed merger the Company would receive approximately $300,000 cash and 80,177 shares of common stock per membership in the new company. The transaction is scheduled to occur sometime in 2006.

SUPPLEMENTARY INFORMATION

THE GRISWOLD COMPANY, INC.

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2005

Net Capital		
Stockholders' equity		$ 3,091,782
Credits - liability subordinated to claims of general creditors		1,320,000
		4,411,782
Debits:		
Nonallowable assets		
Securities not readily marketable	$ 150,100	
Receivables	3,737	
Exchange memberships, at cost	3,032,500	
Furniture and equipment	40,102	
Other assets	273,850	
Total debits		3,500,289
Net capital before haircuts on marketable securities		911,493
Less haircuts on securities and other charges		104,223
Net capital per rule 15c3-1		807,270
Minimum net capital requirement – 6-2/3% of aggregate indebtedness of $3,261,165 or $250,000, whichever is greater		250,000
Excess net capital		$ 557,270
Aggregate Indebtedness		
Accounts payable and accrued expenses	$ 2,350,636	
Other liabilities	810,529	
Other unrecorded amounts	100,000	
Total aggregate indebtedness		$ 3,261,165
Ratio of aggregate indebtedness to net capital		4.04 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

REPORT ON INTERNAL CONTROL STRUCTURE

TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION

7 Penn Plaza, Suite 804, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

To the Stockholders of
The Griswold Company, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of The Griswold Company, Inc. (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The New York Stock Exchange and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tarlow & Co., C.P.A.'s

New York, New York
January 19, 2006